James Xu +1 617 570 1483 JXu@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 11, 2017

Via EDGAR AND Courier

United States Securities and Exchange Commission Division of Corporate Finance Office of Healthcare & Insurance 100 F Street N.E. Washington, D.C. 20549-3561 Attn: Chris Edwards, Irene Paik

Re:	Vascular Biogenics Ltd. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed March 27, 2017 File No. 001-36581

Ladies and Gentlemen:

This letter is being furnished on behalf of Vascular Biogenics Ltd. (the “Company”) in response to comments contained in the letter dated September 28, 2017 (the “Letter”) from Chris Edwards and Irene Paik of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amos Ron, Chief Financial Officer and Secretary of the Company, with respect to the Company’s Annual Report filed on Form 20-F for the Fiscal Year ended December 31, 2016 (the “2016 Annual Report”) that was filed with the Commission on March 27, 2017. The Company respectfully advises the Staff that it is filing an amendment to the 2016 Annual Report (the “Amendment”) solely for the purpose of re-filing Exhibit 4.3 to the 2016 Annual Report.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to 2016 Annual Report. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

United States Securities and Exchange Commission

October 11, 2017

Item 5. Operating and Financial Review and Prospects Contractual Obligations and Commitments, page 66

1. Please confirm that royalties are payable until termination of the Commercial License Agreement with Crucell. If this is incorrect, in future filings, please revise to clarify when your royalty obligations terminate.  Additionally, your Exhibit 4.3 appears to be incomplete.  Please see Section 4.3.1 of the agreement.  Please refile the agreement to include the entire section or indicate that confidential treatment was granted.

RESPONSE: The Company respectfully advises the Staff that royalties are payable until termination of the Commercial Gene Therapy License Agreement, dated April 15, 2011, between the Company and Crucell Holland B.V. (the “Commercial License Agreement”), and that the summary of the Commercial License Agreement contained in the 2016 Annual Report is correct. The Company has advised us that a draft version of the Commercial License Agreement was inadvertently filed with the Commission rather than the final executed agreement. The Company respectfully advises the Staff that it has re-filed the corrected version of the Commercial License Agreement with the Amendment, from which the Company has omitted the same portions of the Commercial License Agreement as those to which the Staff has granted confidential treatment pursuant the Staff’s order dated as of July 31, 2014.

If you require additional information, please telephone the undersigned at 617-570-1483.

Sincerely,

James Xu

cc:	Mitchell S. Bloom, Esq., Goodwin Procter LLP
Lawrence Wittenberg, Esq., Goodwin Procter LLP
Dror Harats, Vascular Biogenics Ltd.
Amos Ron, Vascular Biogenics Ltd.